Filed by Trump Media & Technology Group Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Trump Media & Technology Group Corp.

Commission File No.: 001-40779

Date: October 22, 2026

On October 20, 2026, Kevin McGurn, Interim CEO of Trump Media & Technology Group Corp. completed an interview with Sara Fischer of Axios. The transcript is copied below:

Sara Fischer and Kevin McGurn Interview Transcript

Axios reporter Sara Fischer interviews Trump Media & Technology Group CEO Kevin McGurn on October 20, 2026.

FISCHER: All right, Kevin. Last interview of the day. We got to bring it.

McGURN: I know, I know.

FISCHER: As the sun sets. And you're still here, which is kind of amazing.

McGURN: It's beautiful here.

FISCHER: Kevin, thank you for joining us. For those folks in the room who don't know, you've been in this business a long time.

McGURN: You're making me feel old, but it's true.

FISCHER: I mean, you ran Vevo. You've done a bunch of consumer tech companies. You were in the advertising world.

McGURN: Hulu, yeah.

FISCHER: We have a lot of overlapping connections. So it was surprising to hear that you were jumping over to be the CEO of TMTG, which is Trump's media company, and Truth Social. Why did you take that job?

McGURN: So I was running a management consulting business, and TMTG was one of my clients. I got brought in to help with their streaming service and a couple of things in the social media business, and was actually doing a lot of M&A advisory for the team as well. When it came to a merger with a company called TAE, and then running the media business, and Devin Nunes, who's the former CEO and a good friend of mine, was thinking about transitioning back into his world of intelligence and a couple of other things that he does, I think it was just a logical progression of events. I happened to know a lot of what was going on with the company, knew the merger, knew the bitcoin trade that the digital asset treasury is executing. And obviously, I've been in the media business a long time, so Truth Social and Truth+ are kind of native to me.

FISCHER: Let's talk about that merger. So TAE, this energy company, nuclear company that you guys are merging with, it's raised some doubt around its ability to continue going. And so the question becomes, are you putting this burden on Trump Media shareholders to effectively sort of bail out this cash fusion startup by merging with it? Are you worried about the investor blowback?

McGURN: I actually think it's the opposite. When we looked at Trump Media and Technology Group, we saw an incredible balance sheet. We looked at the assets that they had available to them in terms of the bitcoin and the cash.

FISCHER: The TMTG available balance sheet? Is that because of the bitcoin?

McGURN: Yeah, TMTG. It is primarily bitcoin and cash, yes. And it's something that we actually do a covered call strategy with, so we run a digital asset treasury that creates revenue off of that treasury. So it's a really good, healthy way to run a business.

FISCHER: And so I guess the question becomes, what is this business? Trump launched it to be an incubator for Truth Social. You're taking a nuclear fusion company public. You have a bitcoin treasury. What is the goal of this business?

McGURN: So the treasury was built so we could go get a crown jewel asset. That asset was TAE Technologies. They are an incredible business that's looking to land the power of fusion, or the power of the sun, on Earth. For us, we found a really nice synergy between the type of business that we were running, which is uncancellable technology built on our own back-end platform, and the only thing that could take us out of the mix, like the president being deplatformed by some of the other big social media companies, was energy. So we went out and we found an energy company, looked at other energy companies as well. And we just liked TAE for a myriad of reasons, being an American company out of Irvine, California. And we wanted to bring our own energy to the business and make sure that we were totally uncancellable.

FISCHER: And from a financing perspective, do you think that you're going to eventually have to raise capital? Because Truth Social is not minting lots of cash right now. Like, what's the plan there?

McGURN: Well, there's a few things. First and foremost, TAE is an energy company that also has other businesses and innovations that are spun out of it, including a power solutions business that offers lots of different energy efficiencies to superintelligence and data centers. It was built actually for fusion. It's a really interesting business that they have as a spin-off from the fusion company, but it can smooth out the energy business for data and AI infrastructure, and it can actually take almost as much as 10% of the capex down on a data center build-out. So they will be a cash-positive business that is also using fusion as its North Star.

FISCHER: But they're not right now. These are not cash-positive businesses right now. So this is all basically a hope that it's going to get there. What if it doesn't get there?

McGURN: I think it's a little bit more than a hope. We do our diligence just as every other financial business that would come in as an investor. We have a great shareholder base, hundreds of thousands of shareholders that are out there that are in support of this merger. We filed our S-4. We are in the process with the SEC getting comments back and responding to them. So we're looking to close, if not by the end of this year, beginning of next, but pretty much I think we're going to be able to get it done by the end of this year.

FISCHER: Part of that means you're going to have to select a state and you're going to have to build the sites. Have you done all that work? Have you selected a state?

McGURN: We haven't selected it yet, but we're in the process and actually right down to the wire with a few states still left in the mix. So we're really looking forward to selecting our new home for TAE. It's currently in Irvine, California, and that's one of the states that's being considered, as well as about five other states out there. So as soon as we get that information, we'll publish it, because it's going to be a big deal.

FISCHER: Forgive me for being a little bit bearish, but let's say it does not produce the cash results that you expect. And again, it's not like Truth Social at this point is minting money. Does it make sense for you guys to continue to be publicly traded? Would you consider being taken private?

McGURN: I think the access to capital markets and the public shareholder base that we bring, that retail shareholder base, is a tremendous asset for any private company looking to go public, and TAE wanted to access that along with our balance sheet. I think the speculation on fusion, again, putting that incredible asset of green technology and abundant fuel source here on Earth, is enough to have a really positive market story in the next five to ten years. So for me, when I came into this role, I wanted to put value in the valuation. We have a great business and a great shareholder base and a great asset treasury that has a balance sheet that creates strength. I think TAE will deliver on that shareholder return over time, and that strength of balance sheet will give us that period of time for speculation.

FISCHER: What do you see that the investors don't, though? Because your investors, Wall Street, is not rewarding you for doing this deal.

McGURN: Not yet, I think. I think we have a few more milestones that we have to hit to get to the close. I think there is some speculation in and around that, but we have a tremendous conviction, as does TAE, to get this deal done. We feel good about it. If there's shareholders out there that like our stock price today, I'd consider it a buy.

FISCHER: And then in terms of what's coming next, one thing that you guys have announced is something called the Truth API, which for those who are not familiar, basically gives customers access to, I think it's like a 50-millisecond worth of an advantage to Trump posts from Truth Social from certain figures, including President Trump. You've had members of Congress; Senator Warner has introduced legislation banning some of these efforts. Why should these hedge funds or media companies or whoever else get that kind of advantage?

McGURN: First and foremost, the high-frequency trading platforms came to us over the last 18 months with demand. This is a tried-and-true technology that's out there from all other social media and information platforms. We had an API built and we went out to license it, and had a bunch of demand that actually constructed our business model. I think it's not just my opportunity, it's my obligation to return that type of opportunity and data and value to our shareholders. And that is a good cash-positive business for us. So to your point on what makes money and what doesn't, the API makes money. So we're bullish about that, and we're going out and talking to news and information sources. We've got a big news and information source already built up. I actually had a lovely conversation backstage with a new prospect that actually wants to get the API as well.

FISCHER: Wow. Doing business today.

McGURN: So I think it's a little bit shortsighted insofar as what the claims have been against this particular product. This is a real-time feed that goes out from the internet. The packet delivery denotes the latency. And we really have a strong conviction that this is public information and it's machine-readable and text-readable, and sometimes machines read faster than people, and that's where you get that advantage in milliseconds.

FISCHER: There have been some that have demanded from Congress investigations by the SEC, the CFTC, the DOJ, and others. Have you been contacted by any federal agencies about an investigation?

McGURN: No. Some of these investigations are sort of ongoing, so I can't really comment on them specifically. We do our diligence, present all of the different details of the business back to them when asked. And we're just going to continue along with our business. Like I said, if someone's looking to enter legislation that is out there and stop us from doing something, or stop some other company from doing the same thing, then by definition, wouldn't you call that legal today?

FISCHER: But just to confirm, you have not heard from anybody asking you to produce documents and...

McGURN: Listen, we hear from all sorts of government agencies all the time. We're one of the most scrutinized businesses on the face of the planet. There's not a day that goes by where we don't have those conversations.

FISCHER: Okay. Just don't want to get too far ahead of it. In that feed, there are certain users of Truth Social who are part of the 10 accounts, and you could pay to have it be more accounts, one of which is obviously President Trump. Is there any value if you were to remove President Trump's account from this?

McGURN: For sure. I mean, the conversation on social media is always going to be valuable for a high-frequency trader or any other trader in the retail world. So thinking about the different options that we have in API feeds: machine-readable, to text-readable, to MCP, right? Agentic trading happens as well. I think whenever you have context, you have the need for someone to get that information quickly and trade on it. So certainly, there's lots of other voices on our service. We're going out proactively and recruiting more creators as we go. That's a big part of my remit when I'm here. I want more content on the service. I want more creators on the service. I want more distribution, not just here in the US, around the world. And we're building out both a content and distribution platform, and we're going to export this to all of the places that want to see Truth Social and Truth+.

FISCHER: Quick follow-up. You said this is a lucrative business. How lucrative? Are you making tens of millions of dollars? Is it in the seven figures?

McGURN: You have to wait for our next quarterly earnings report. It's coming out in a couple of weeks. We had our last one June 30, where we reported out. It was our first earnings call. So we promised the market transparency. We promised the market to go out there and talk to them, both being here with Axios as well as going out and having investor calls. So we are delivering on that promise. We're going to be a little bit of a different company moving forward. And I think a growth trajectory that we have, in a diversified way with discipline and operating in the capital markets as a public company, that's something that we are building for and are built for.

FISCHER: Do you think there's still going to be value to this product if President Trump, when President Trump leaves office?

McGURN: I would never bet against the president in terms of his influence, whether he's in office or not. Obviously, we know how the progression of events happened from the first administration to the gap in those two administrations and then into the next. And he remained pretty relevant the entire time. This is a company that he absolutely loves. He calls this service his typewriter. And he likes to talk about all the things that are out there under the sun. So he's a great influencer. I'd say he's one of the greatest marketers of our time, if not the greatest marketer. And that voice and Truth Social are married together, and we're excited about that. But after the administration, I think the brand lives on. And I actually think any social media platform that's out there today, it represents a voice, represents a balance, represents a brand, and I think they can all coexist. I really don't think you have any one winner. By definition, you need a diversification of services that are available to the consumer.

FISCHER: Well, the nice thing about being publicly traded is that we will get to see financially how that brand meets that promise. In terms of President Trump, when he started this company, one of the provisions that he promised investors was, "I will post on Truth Social before I post on any other social platform." Is that promise still something that he needs to keep? And what happens once he leaves office?

McGURN: So that was a pre-administration promise. And this is something that we think about all the time. It is really up to the president, and I will tell you that he can do whatever he wants whenever he wants to, and we certainly don't comment on that or stop him from doing that. That's more of a White House communications advisory than something that Truth Social does. But he's been great. Like I said, he loves the business. He loves the media business. He thinks through all of the different platforms that are out there. He's incredibly well known and quite popular on TikTok, on YouTube, on Instagram, on X. And we're part of a distribution for all of those messages. It's kind of a hub-and-spoke or a studio-and-network mentality where all of these posts, not just the president's, but other voices on our service, are posted on Truth Social and then go out into the internet very, very quickly. And I think that's part and parcel of the way that all of these businesses need to coexist. And we're looking at not just promotional opportunities on other platforms, we're looking at commercial opportunities on other platforms, and getting to the point where we're a content provider and we're the studio and they represent the distribution network in many cases.

FISCHER: I want to get to the content point in a sec, but just to follow up with President Trump. So just to confirm, he can post on whatever platforms that he wants. He just chooses to do what he does.

McGURN: That's exactly right.

FISCHER: Why doesn't he ever link to X? He doesn't link out to X ever.

McGURN: Well, I mean, those Truths go out on X fairly quickly.

FISCHER: Does he link out to X?

McGURN: This is a company that, when it was Twitter, deplatformed him. So that's his decision, and you have to kind of ride with what the availability is today. And I think Truth Social is the place where not only does he prefer kind of the form factor and the megaphone, I actually think there's an interesting concept insofar as constraining your supply and increasing your demand. And I think he's done that beautifully with our service.

FISCHER: In terms of the next step for the media business, you all have said that you want to start creating some of this original content. What cash are you going to use? I know we are talking about the nuclear fusion stuff, but you need to be building that content right now. So are you looking to raise money to fund some of that content? Are you going to work with brands to support it? How are you going to get the money to make that content?

McGURN: Yeah, I mean, again, access to capital markets, publicly traded company, big amount of equity. We have access to cash.

FISCHER: How much are you looking to spend? How much are you willing to spend?

McGURN: Listen, we're going to license content. We're also proactively talking to a lot of studios and producers that we can actually direct their brand and have them go out in different genres that we're interested in, that we think are native and that we have some sort of authentic approach to presenting. This could be in politics, this could be in business, this could be in lifestyle. You can imagine, with the brand and sort of the stratosphere that we operate in, that we have a very cool approach to talking to folks that want to listen to the types of stories that we have to tell. And some of it will be licensed, and we will go into original production on certain things as well. We're going to start more in short form, obviously, Truth Social and the launch of our vertical video. But we also have Truth+, which is a virtual MVPD, and we have lots of licensed content on there. It's conservative news, faith-based, family-friendly content. We'll continue to build out from there. And I see it as a bidirectional sharing of content, both vertical and horizontal, both short, mid, and long form. And I think not many people can say that they own an end-to-end mobile-to-television experience where you have the entire back-end infrastructure and the entire content licensing platform under one roof.

FISCHER: But is this going to scale? Because this is a very competitive market. You have Fox, which is very dominant in this market. You have The Blaze, which is subscription, all the conservative podcasters. What makes you think you actually have a right to win here?

McGURN: What I would say is, I think when you look at some of the people that have been in and around this business, you had Mark Lazarus up here who took the cable properties out of NBCUniversal and is out there on their own. You have different levels of distress and different levels of opportunity. I think the same thing exists between social media and long-form, kind of virtual MVPD distribution, insofar as you want to find the margin in what content exists today, and then you want to take the lower production value that has the high level of popularity and you want to amplify that across these different services. We are out there proactively talking to folks as to what those best values are and what the return on investment will be. And we will have not just a promotional opportunity, but a commercial opportunity, when we go to license that content.

FISCHER: And then just finally, as you think about the next steps for the future for Truth Social and TMTG and what it means, I'm assuming that advertisers are coming to you from both parties. Like, are you going to take ads from both parties? Are you going to...

McGURN: Of course.

FISCHER: Okay. So it remains nonpartisan from that perspective?

McGURN: Absolutely nonpartisan. Any creator can go on the service and have a conversation and post to their community and respond to others. From an advertiser standpoint, particularly when you're in these political cycles, every couple of years, you have to present the same pricing, the same inventory sets to both sides, and we do that. Certainly, I think we favor a little bit more in terms of our success rate on sponsorship versus just straight media. But we're looking to build out different types of opportunities for folks to come in on a customized basis, as well as just reach and frequency for spots and dots.

FISCHER: How involved is President Trump in the actual business?

McGURN: He's not. I mean, his shares are in a blind trust. He's a shareholder just like all the other shareholders, hundreds of thousands of shareholders that we have. The only information that he gets is publicly available. And then we have a board of trustees that I report to that actually manages the business on a day-to-day basis along with the execs.

FISCHER: All right, Kevin. One fun thing. We've ended on one fun thing all day today. What's one genre of content that surprisingly does very well on Truth Social that's not political, that people would not guess?

McGURN: That's a super good question. I think we have a couple cool content providers. CuriosityStream is a big documentary provider that we have licensed on our service. So they have documentaries, they have Catholic Stream, they have Curiosity U, which is more of an educational platform. That does very, very well, and it's a very long form. It's got a deep library, and they're good partners of ours. So that's one that I would say.

FISCHER: Kevin McGurn, CEO of TMTG, thank you so much for joining us.

McGURN: You're the best. Thanks, Sara.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Trump Media & Technology Group Corp. (“TMTG”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the common stock of TMTG to be issued in connection with the proposed transaction. The registration statement will include a document that serves as a proxy statement and prospectus of TMTG and consent solicitation statement of TAE Technologies, Inc. (“TAE”) (the “proxy statement/prospectus and consent solicitation statement”), and TMTG will file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the registration statement, the proxy statement/prospectus and consent solicitation statement, or any other document that TMTG may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND CONSENT SOLICITATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TMTG AND TAE, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.

After the registration statement has been declared effective, a definitive proxy statement will be mailed to the shareholders of TMTG (the “TMTG Shareholders”) and a prospectus and consent solicitation statement will be sent to the stockholders of TAE. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and consent solicitation statement, as each may be amended or supplemented from time to time, and other relevant documents filed by TMTG with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by TMTG, including the proxy statement/prospectus and consent solicitation statement (when available), will be available free of charge from TMTG’s website at tmtgcorp.com under the “Investors” tab.

Participants in the Solicitation

TMTG and certain of its directors and executive officers and TAE and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the TMTG Shareholders with respect to the proposed transaction under the rules of the SEC. Information regarding the names, affiliations and interests of certain of TMTG’s directors and executive officers in the solicitation by reading TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on February 27, 2026, as amended by that Annual Report on Form 10-K/A filed with the SEC on April 30, 2026, TMTG’s subsequent Quarterly Reports on Form 10-Q filed with the SEC on May 8, 2026 and August 10, 2026, respectively, TMTG’s definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on March 18, 2025 and the proxy statement/prospectus and consent solicitation statement and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Free copies of these documents may be obtained as described in the paragraphs above. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the TMTG Shareholders in connection with the proposed transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will also be set forth in the proxy statement/prospectus and consent solicitation statement and other relevant materials when filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements. All statements, other than statements of present or historical fact included in this communication, regarding TMTG’s proposed merger with TAE, TMTG’s ability to consummate the transaction, the benefits of the transaction and the combined Company’s future financial performance, as well as the combined Company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements include, but are not limited to, statements regarding TMTG’s and TAE’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the anticipated timing and terms of the proposed transaction; plans for deployment of capital and the uses thereof; governance of the combined Company; development and construction timelines; cost competitiveness of fusion-generated electricity; timing of commercialization of TAE’s fusion technology; expectations regarding  the time period over which the combined Company’s capital resources will be sufficient to fund its anticipated operations; plans for research and development programs; and future demand for power. These forward-looking statements are based largely on TMTG’s and TAE’s current expectations. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause TMTG’s or TAE’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, risks related to TMTG’s or TAE’s ability to demonstrate and execute on commercial viability of its technology; legal proceedings; ability to obtain financing on acceptable terms or at all; changes in digital asset valuations; disruption to TMTG’s or TAE’s operations; TMTG’s or TAE’s ability to develop and maintain key strategic relationships; competition in TMTG’s or TAE’s industry; ability to access required materials at acceptable costs; delays in the development and manufacturing of fusion power plants and related technology; ability to manage growth effectively; possibility of incurring losses in the future and not being able to achieve or maintain profitability; potential generation capacities of specific reactor designs; regulatory outlook; future market conditions; success of strategic partnerships; developments in the capital and credit markets; future financial, operational and cost performance; revenue generation; demand for nuclear energy; economic outlook and public perception of the nuclear energy industry; changes in laws or regulations; ability to obtain required regulatory approvals on a timely basis or at all; ability to protect intellectual property; adverse economic or competitive conditions; and other risks and uncertainties. In addition, TMTG and TAE caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed transaction or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against TMTG or TAE following announcement of the proposed transaction; (iii) the inability to complete the proposed transaction due to the failure to obtain approval of the shareholders of TMTG or TAE, or other conditions to closing in the merger agreement; (iv) the risk that the proposed transaction disrupts TMTG’s or TAE’s current plans and operations as a result of the announcement of the proposed transaction; (v) TMTG’s and TAE’s ability to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition and the ability of TMTG and TAE to grow and manage growth profitably following the proposed transaction; and (vi) costs related to the proposed transaction. The forward-looking statements in this press release are based upon information available to TMTG and TAE as of the date of this press release and, while TMTG and TAE believe such information forms a reasonable basis for such statements, these statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements. Except as required by applicable law, TMTG and TAE do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in TMTG’s periodic filings with the SEC, including TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, TMTG’s subsequent Quarterly Reports on Form 10-Q and in the Form S-4, when filed. TMTG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.